FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated November 8, 2019, announcing revision to subsidiary’s earnings forecasts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: November 8, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

November 8, 2019

Company Name	:	Nippon Steel Corporation
Representative	:	Eiji Hashimoto
Representative Director and President
Stock listing	:	First Section of Tokyo Stock Exchange, and
Nagoya, Fukuoka and Sapporo Stock Exchanges
Code Number	:	5401
Contact	:	Public Relations Center, General Administration Div.
Telephone	:	+81-3-6867-2135

Announcement of Revision to Subsidiary’s Earnings Forecasts

Today, GEOSTR Corporation, a subsidiary of Nippon Steel Corporation (the “Company”), announced revision to its earnings forecasts, as per the attachment.

The impact of the revision is immaterial with regard to the Company’s consolidated financial results.

(Attachment)

November 8, 2019

Company Name:	GEOSTR Corporation
Representative:	Shingo Hayama Representative Director and President
Code Number:	5282 (Tokyo Stock Exchange, Second Section)
Contact:	Yoshitaka Furuhashi, Executive Director, Finance and Accounting Team, Business Management Headquarter
Telephone:	+81-3-5844-1201

Notice Concerning Revision to Earnings Forecasts

Considering recent trends in performance, GEOSTR Corporation (the “Company”) hereby notifies that it has revised its earnings forecasts (consolidated and non-consolidated) for the full year of fiscal 2019 ending March 31, 2020, which were announced on August 9, 2019.

1. Revision to Full-Year Fiscal 2019 Earnings Forecasts (April 1, 2019 – March 31, 2020)

(i) Revision to Full-Year Consolidated Earnings Forecasts

(Million yen)

	Net sales	Operating profit	Ordinary profit	Profit attributable to owners of parent	Earnings per share (Yen)
Previous forecasts (A)	29,000	800	800	100	3.20
Revised forecasts (B)	29,000	1,000	1,000	200	6.39
Increase/Decrease (B-A)	—	200	200	100	—
Change (%)	—	25.0	25.0	100.0	—
(For reference) Results for fiscal 2018 ended March 31, 2019	34,266	3,504	3,507	2,022	64.65

(ii) Revision to Full-Year Non-Consolidated Earnings Forecasts

				(Million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Earnings per share (Yen)
Previous forecasts (A)	28,100	960	960	160	5.11
Revised forecasts (B)	28,100	1,050	1,050	230	7.35
Increase/Decrease (B-A)	—	90	90	70	—
Change (%)	—	9.4	9.4	43.8	—
(For reference) Results for fiscal 2018 ended March 31, 2019	33,134	3,516	3,536	2,044	65.34

2. Reasons for the Revisions to Earnings Forecasts

In terms of the consolidated operating results, net sales are expected to be 29,000 million yen, unchanged compared to the previous forecasts.

With regard to profit and loss, operating profit and ordinary profit are both expected to be 1,000 million yen (up 25.0% from the previous forecasts), and profit attributable to owners of parent is expected to be 200 million yen (up 100.0% from the previous forecasts), due to an improvement in the gross margin ratio resulting from increased production and thorough cost reduction.

As for the non-consolidated operating results, net sales are expected to be 28,100 million yen (unchanged compared to the previous forecasts), operating profit and ordinary profit are both expected to be 1,050 million yen (up 9.4% from the previous forecasts), and net profit is expected to be 230 million yen (up 43.8% from the previous forecasts), due to the same reasons as those for the revision to the consolidated operating results.

Note:	The above forecasts are based on information that was available on the announcement date of this release. Actual results may differ from the forecasts due to various risks and uncertainties.